

Mail Stop 3628

August 10, 2021

Ryan Hershberger
President
Ford Credit Auto Receivables Two LLC
One American Road
Dearborn, Michigan 48126

>   **Re:**   **Ford Credit Auto Receivables Two LLC**
>   **Registration Statement on Form SF-3**
>   **Filed July 20, 2021**
>   **File No. 333-258040**

Dear Mr. Hershberger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors—page 22

1. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to

describe these risks. See the Commission's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

<u>Description of the Notes—Payments of Interest—Floating Rate Benchmark Rate, page 81</u>

2. The wording of this subheading is not consistent with various cross-references to this subsection elsewhere in your form of prospectus, which refer instead to "—Floating Rate Benchmark." Please revise your form of prospectus to resolve this discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Nathan A. Herbert
       Ford Motor Credit Company LLC

       Joseph P. Topolski
       Katten Muchin Rosenman LLP